May 10, 2019

Paul Adler
President and Chief Financial Officer
Global Diversified Marketing Group Inc.
4042 Austin Boulevard, Suite B
Island Park, New York 11558

       Re: Global Diversified Marketing Group Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 16, 2019
           File No. 000-55889

Dear Mr. Adler:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources
cc:    Lee Cassidy, Esq.